Exhibit 4.15

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as “[*****]” or “*****”. A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

BAXTER AG

AND

ORAVAX INC.

VERO CELL KNOW-HOW LICENCE

CONTENTS

Clause		Page

1	INTERPRETATION	1
2	GRANT	3
3	PAYMENTS	3
4	PROVISION OF KNOW-HOW AND BIOLOGIC MATERIAL	5
5	OBLIGATIONS OF THE LICENSEE	6
6	IMPROVEMENTS	6
7	INTELLECTUAL PROPERTY RIGHTS	7
8	TECHNICAL ASSISTANCE	7
9	INFRINGEMENT	8
10	CONFIDENTIALITY	9
11	TERM AND TERMINATION	10
12	CONSEQUENCES OF TERMINATION	11
13	ADEQUACY OF DAMAGES	12
14	EXCLUSION OF CONSEQUENTIAL LOSS	12
15	ASSIGNMENT AND SUB-LICENSING	12
16	GENERAL	13
17	NOTICES	13
18	GOVERNING LAW	14
19	JURISDICTION	14

THIS AGREEMENT is made on              2000

BETWEEN:

(1)	BAXTER AG, a company incorporated in (registered no. ), whose registered office is at (the “Licensor”); and

(2)	ORAVAX INC., a company organised and existing under the laws of the State of Delaware whose principal place of business is at 38 Sidney Street, Cambridge, Massachusetts 02139, USA (the “Licensee”).

INTRODUCTION:

(A)	The Licensor is possessed of the Know-How.

(B)	The Licensor has agreed to license the Licensee to use the Know-How upon the terms and conditions of this Agreement.

THE PARTIES AGREE as follows:

1	INTERPRETATION

1.1	In this Agreement:

“Affiliate” means, in relation to a person, (i) any corporation or business entity fifty per cent (50%) or more of the voting stock of which is and continues to be owned directly or indirectly by that person; (ii) any corporation or business entity which directly or indirectly owns fifty per cent (50%) or more of the voting stock of that person; or (iii) any corporation or business entity under the direct or indirect control of such corporation or business entity described in (i) or (ii);

“Baxter Person” means (i) Baxter, (ii) any member of the Baxter Group and (iii) any person or persons with whom Baxter or any member of the Baxter Group are acting in concert in relation to the Licensee but (for the avoidance of doubt) will not include employees of Baxter Group other than those with responsibilities in relation to Baxter’s relationship with the Licensee pursuant to this Agreement;

“Biologic Material” means a working cell bank of Vero Cell Line;

“Change of Control” means the acquisition by any person or persons (other than a Baxter Person or any Baxter Persons and any Baxter Persons in a concert party with non-Baxter Persons shall be disregarded in determining whether there has been a Change of Control) who in relation to each other are acting in concert of such number of shares in Peptide Therapeutics Group plc which, when added to any shares in Peptide Therapeutics Group plc already held or controlled by them, confer in aggregate more than fifty per cent (50%) of the total voting rights conferred by all the shares in the capital of Peptide Therapeutics Group plc for the time being in issue and having the right to attend and vote at general meetings of Peptide Therapeutics Group plc;

“Field of Use” means the development and commercialisation of the Products;

“Improvement” means any improvement, modification or alteration to the Products or the Know-How, including any such improvement, modification or alteration of the Biologic Material, protein free culture media or procedure for affecting the infection of the Vero Cell Lines with the Japanese Encephalitis or West Nile viruses; provided that such Improvement shall not include any improvement, modification or alteration of the Japanese Encephalitis or West Nile viruses owned or used by Licensee to manufacture the Products;

“Japanese Encephalitis Vaccine” means a vaccine either therapeutically or prophylactically active against Japanese encephalitis viruses produced using Vero Cell Line;

“Know-How” means Biologic Material and technical information concerning the use of Biologic Material for the making, using and/or selling the Products, which is owned, licensed to or otherwise held and known by the Licensor with the right to license or sub-license such information;

“Net Multivalent Price” means the net average selling price in any given quarter of any multivalent vaccines containing a Product sold by the Licensee, being the gross invoice price before deduction of any discounts or allowances given and after deduction of any charges for freight or insurance and any tax or duty charged to the purchaser;

“Net Product Price” means the net average selling price in any given quarter of a Product sold by the Licensee, being the gross invoice price before deduction of any discounts or allowances given and after deduction of any charges for freight or insurance and any tax or duty charged to the purchaser;

“Products” means West Nile Vaccine and Japanese Encephalitis Vaccine produced using the Biologic Material according to the Know-How provided by the Licensor;

“Termination Date” means the date upon which this Agreement is terminated under the provisions of this Agreement;

“Territory” means the world;

“West Nile Vaccine” means a vaccine either therapeutically or prophylactically active against West Nile viruses produced using Vero Cell Line;

“Vero Cell Line” means African Green Monkey (Ceropithecus aethiops) kidney vero cells supplied by the Licensor including cells at passage #133 derived from cells obtained from the ATC at passage #124 under the designation ATCC CCL81; and

“Year” means each consecutive period of twelve (12) months during the currency of this Agreement, beginning on the Commencement Date and each anniversary of the Commencement Date.

1.2	In this Agreement, a reference to:

1.21	a person includes a reference to a corporation, body corporate, association or partnership;

1.2.2	a person includes a reference to that person’s legal personal representatives, successors and permitted assigns; and

1.2.3	a clause or schedule, unless the context otherwise requires, is a reference to a clause of or schedule to this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

2	GRANT

2.1	The Licensor grants to the Licensee, with a right to grant sub-licenses only to Affiliates, the sole right and licence within the Field of Use to use the Know-How, and any Improvements, to manufacture, use and sell the Products in the Territory for the duration of this Agreement. The Licensee agrees further not to disclose such Know How to any third party.

2.2	The Licensee shall not use the Know-How for any purpose other than that permitted under clause 2.1. For the avoidance of doubt, the Licensee shall not use the Know-How in connection with any product other than the Products or any cell line other than the Vero Cell Line.

2.3	Notwithstanding the provisions of clause 2.1, the Licensor shall itself be entitled to use the Know-How for any purpose, including (but without limitation) for the purposes of manufacturing, using and/or selling vaccines similar to or which compete with the Products.

2.4	The Licensee agrees that it will only utilize the Know-How and/or the Biologic Material for manufacturing and developing either a West Nile Vaccine or Japanese Encephalitis Vaccine in serum-free cell culture media or serum-free and protein-free cell culture media.

2.5	The Licensee shall use reasonable efforts to promote and extend the sale of the Products including the allocation of sufficient resources, capital, equipment, materials and labour to make the Products readily available throughout the Territory, having regard to the Licensee’s resources, the size and accessibility of each market, to all potential purchasers and shall provide such advertising and promotion as may reasonably be expected to bring the Products to the attention of as many such purchasers as possible.

2.6	The Licensee shall indemnify the Licensor on demand against each loss, liability and cost which the Licensor incurs arising out of the Licensee’s use of the Know-How (including, without limitation, each loss, liability and cost reasonably incurred by the Licensor as a result of defending or settling a claim alleging such a liability.

3	PAYMENTS

3.1	The Licensee shall pay to the Licensor a royalty calculated as follows:

3.1.1	in the case of a monovalent vaccine, [ * * * * ]; and

3.1.2	in the case of a multivalent vaccine, [ * * * * ],

in each case sold or otherwise disposed of by the Licensee.

For the purposes of this clause, “component proportion” means:

(a)	[ * * * * ]; and

(b)	[ * * * * ].

Worked example of (a)

[ * * * * ]

Worked example of (b)

[ * * * * ]

3.2	The Licensee shall within thirty (30) days after the last days of March, June, September and December in each Year and three (3) months after the Termination Date send to the Licensor a statement showing the quantity, description and Net Product Price or Net Multivalent Price (as appropriate) of the Products sold by the Licensee during the three (3) months (or such shorter period as may be applicable) ending on that day and showing the amount of royalty due under this Agreement in respect of the relevant period. With each statement the Licensee shall send a remittance to the Licensor for the total aggregate amount of royalty shown by that statement to be due.

3.3	The Licensee shall keep proper records and books of account showing the quantity, description and Net Product Prices or Net Multivalent Price (as appropriate) of the Products sold under this Agreement. These records and books of accounts shall be, so far as practicable, kept separate from any books and records not relating solely to the Products and shall be open at all times to inspection on behalf of the Licensor by an independent accounting firm to be agreed between the parties, or, in the event of the parties failing to agree, by an independent accounting firm nominated at the request of either party by the then President of the US Institute of Public Accountants.

3.4	The royalty payable to the Licensor in respect of a sale of the Products by the Licensee to an Affiliate or to a third party otherwise associated with or acting in concert with the Licensee shall be that which would be payable on a sale of the Products at full market value payable by a purchaser at arm’s length unless the price actually paid by the purchaser exceeds such market value and Net Product Price or Net Multivalent Price (as appropriate) shall be construed accordingly.

3.5	All sums payable under this Agreement shall be paid in US $. Any Net Product Price or Net Multivalent Price (as appropriate) not expressed in US $ shall be converted to US $ at the open middle market spot rate of exchange in London as published in the Financial Times (or, failing that, such other published source as the Licensor may reasonably select) on the last day of the relevant period referred to in clause 3.2.

3.6	All amounts payable by the Licensee under this Agreement shall be paid in full without any withholding or deduction, whether on account of any set-off, taxes, duties, levies or charges or otherwise, unless the Licensee is required by law or by a ruling of a tax authority to make such deduction or withholding. The parties shall take all reasonable action as may be necessary at their own expense to ensure that royalties may be paid under this Agreement without any such deductions or withholding.

4	PROVISION OF KNOW-HOW AND BIOLOGIC MATERIAL

4.1	The Licensor shall forthwith disclose to the Licensee all the Know-How in the possession of the Licensor which is in documentary form. Licensee agrees that all such Know-How is confidential and proprietary to Licensor.

4.2	Neither party shall be obliged to disclose any information to the other if it is prevented from doing so by an obligation to another person provided however that the parties agree to make all reasonable efforts to obtain consent to disclose such information. If that obligation is not absolute but is conditional upon the observance of conditions there shall be no obligation to make such disclosure except against an undertaking to observe such conditions. Each party warrants and represents to the other that it is not aware of any requirement for it to obtain the consent of a third party before disclosing any such information to the other.

4.3	The Licensor shall promptly after the date of this Agreement provide the Licensee with a sufficient quantity of Biologic Material for it to commence the development of the Products. Thereafter during the term of this Agreement the Licensor shall, subject to availability and reasonable notice from Licensee, provide the Licensee with such further Biologic Material as the Licensee may from time to time request. All Know-How, including, but without limitation, all such Biologic Material, shall remain the property of the Licensor. For the avoidance of doubt, the master cell bank of Vero Cell Line from which the Licensor produces the Biologic Material which it supplies to the Licensee shall remain the property of and in the possession and control of the Licensor. The Licensee shall retain ownership of those West Nile and Japanese encephalitis virus strains which it owns at the date of this Agreement or, in the future, develops, and no licence in respect thereof is granted to the Licensor under this Agreement.

4.4	Except as required by a competent regulatory authority, and then subject to consulting with the Licensor, the Licensee shall not investigate, analyse, reverse engineer or make any other attempts to gain an understanding of the composition of the Biologic Material, provided that the provisions of clause 10 shall apply to any such understanding gained in the course of complying with a request of a competent regulatory authority.

5	OBLIGATIONS OF THE LICENSEE

5.1	The Licensee shall comply with all applicable laws, rules, regulations and orders applicable to the manufacture, sale and use of the Products.

5.2	The Licensee shall indemnify the Licensor against all losses, liabilities and costs which the Licensor may incur arising from or in connection with the Licensee’s breach of any its obligations under this clause.

5.3	If the Licensor becomes aware of a matter which might give rise to a claim under the indemnity given to it in clause 5.2, it shall as soon as practicable notify the Licensee of the matter, stating in reasonable detail the nature of the matter and, if practicable the amount claimed.

5.4	The Licensee shall have the conduct of the defence, settlement, compromise, counterclaim and any third party proceedings in respect of any such claims (“Conduct”) provided that the Licensee shall keep the Licensor regularly informed as to the conduct thereof.

5.5	The Licensee may not admit liability in respect of or settle any such proceedings without first obtaining the Licensor’s written consent. Should the Licensor withhold such consent, the Licensee shall thereupon be entitled to return the Conduct to the Licensor and, upon that return, shall be released from its obligation under clause 5.2 to indemnify the Licensor in respect of the matter the Conduct of which the Licensee is returning to the Licensor, who shall then be responsible for all costs reasonably incurred by the Licensee in the course of the Conduct.

6	IMPROVEMENTS

6.1	If the Licensee makes or acquires any Improvement it shall promptly notify the Licensor in writing giving details of the Improvement and shall provide to the Licensor free of charge such information or explanations as the Licensor may reasonably require to be able legally and effectively to utilise the Improvement. The Licensee hereby grants to the Licensor a non-exclusive worldwide royalty-free licence (with the right to sub-license Affiliates and, with the prior written consent of the Licensee, to license third parties, provided however that such consent shall not be required where the use of an Improvement of the Licensee is necessary to utilise an improvement of the Licensor) to use the Improvements disclosed by the Licensee under this Agreement.

6.2	If the Licensor makes or acquires any Improvement, it shall promptly notify the Licensee in writing giving details of the Improvement and shall provide the Licensee with such information or explanations at no additional charge as the Licensee may reasonably require to be able legally and effectively to utilise the Improvement and any such Improvement shall be deemed Know-How and subject to the terms and conditions of this Agreement.

7	INTELLECTUAL PROPERTY RIGHTS

7.1	The Licensor warrants and represents to the Licensee that the Licensor:

7.1.1	owns the Know-How;

7.1.2	has the right to grant to the Licensee the rights and licences hereby granted or agreed to be granted;

7.1.3	has not, at the date of this Agreement, received notice of any third party claims alleging that the Licensor’s use of the Vero Cell Line or the Know-How infringes any third party right; and

7.1.4	has not granted and will not grant or purport to grant any other licences, rights, assignments over or relating to the Know-How in the Field of Use during the term of this Agreement.

7.2	The Licensor does not warrant or represent that the Know-How:

7.2.1	will enable specific results to be obtained;

7.2.2	is comprehensive within its field;

7.2.3	are suitable for the Licensee’s purposes;

7.2.4	does not infringe the rights of any third party; or

7.2.5	that the Know-How will not cause any loss, damage or injury when used.

8	TECHNICAL ASSISTANCE

During the term of this Agreement the Licensor shall, as and when reasonably requested by the Licensee, provide such technical assistance and advice as the Licensee reasonably requires and the Licensor is in a position to provide in connection with the development of the Products and, for any technical assistance and advice given in excess of twenty (20) working days, the Licensee shall reimburse the Licensor all the Licensor’s employment costs, travel, subsistence, out of pocket and other expenses attributable to the provision of such advice and assistance. The Licensor’s obligation to provide such technical assistance shall be at it’s reasonable discretion and a failure to provide the same at the specific time so requested by the Licensee, if the Licensor provides the Licensee with prior notice of its inability to do so, shall not constitute a breach of this Agreement.

9	INFRINGEMENT

9.1	The Licensee shall promptly give the Licensor notice in writing in the event that it becomes aware of:

9.1.1	any infringement or suspected infringement of the Know-How or any patents owned by the Licensor; and

9.1.2	any claim that any Product or the manufacture, use or sale of any Product infringes the rights of any third party.

9.2	In the case of any matter falling within clause 9.1.1:

9.2.1	Licensor shall have the absolute and sole discretion determine what action if any shall be taken in respect of such matter;

9.2.2	Licensor shall have sole control over and shall conduct any such action as it shall deem necessary in pursuance of clause 9.2.1; and

9.2.3	Licensor shall pay all costs in connection with such action and shall be entitled to all damages and other sums which may be paid or awarded as a result of any such action.

9.3	In the case of any matter falling within clause 9.1.2:

9.3.1	the Licensor and the Licensee shall consult to decide whether such alleged infringement involves the use of the Know-How or Biologic Material provided to Licensee by Licensor under this Agreement;

9.3.2	if the parties determine that such alleged infringement involves the use of Know-How or Biologic Material then they shall consult to determine what steps may be taken to handle such allegations, including steps to alter the use of such Know-How or Biologic Material and the proportions in which they shall share the cost of such steps and any damages and other sums which may be awarded in their favour or against them;

9.3.3	failing agreement between the parties under clause 9.3.1 or 9.3.2, either party (but in the case of the Licensee, only with the prior written consent (such consent not to be unreasonably withheld or delayed) of the Licensor) shall be entitled to take all such action as it shall consider to be necessary or appropriate at its own expense to defend such claim and shall be entitled and subject to all damages and other sums which may be recovered or awarded against it as a result of any such action; provided that neither party shall take any action that compromises the other party’s rights, including any action taken by Licensee which could compromise Licensor’s rights to use Know-How or Biologic Material without the written consent and agreement of the other.

9.4	Each party shall, at the request and expense of the other, provide all reasonable assistance to the other (including but not limited to the use of its name in or being joined as a party to proceedings) in connection with any action to be taken by the other party pursuant to this clause.

9.5	The Licensor hereby undertakes to the Licensee that, in the event of any process employed by the Licensee in the manufacture of the Products infringing a patent which the Licensor owns or controls, the Licensor covenants not to sue Licensee, or any Affiliate to which it has granted a sub-licence under the terms of this Agreement in respect of such infringement provided however that this covenant not to sue shall only apply to the Licensee and any such Affiliate, and shall not be transferable to any other party.

10	CONFIDENTIALITY

10.1	In this clause 10 “Confidential Information” means any information disclosed (including, in the case of the Licensor, the Know-How), whether in writing, orally or by another means and whether directly or indirectly, by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) whether before or after the date of this

Agreement including, without limitation, any information relating to the Disclosing Party’s business affairs.

10.2	During the term of this Agreement and after termination or expiration of this Agreement for any reason whatsoever the Receiving Party shall:

10.2.1	keep the Confidential Information confidential, separate from all other information and stored in a manner designed to restrict access to those persons entitled to such access;

10.2.2	not disclose the Confidential Information to any other person other than with prior written consent of the Disclosing Party or in accordance with clauses 10.3 and 10.4; and

10.2.3	not use the Confidential Information for any purpose other than the enjoyment of its rights and the performance of its obligations under this Agreement.

10.3	During the term of this Agreement the Receiving Party may disclose Confidential Information to those of its employees (a “Recipient”) whom the Disclosing Party has approved in writing and then only to the extent that it is reasonably necessary for the purposes of this Agreement.

10.4	Before disclosure of any Confidential Information to a Recipient the Receiving Party shall procure that the Recipient is made aware of and complies with the Receiving Party’s obligations of confidentiality under this Agreement as if the Recipient was a party to this Agreement.

10.5	The Licensee shall, before giving access to any Confidential Information to any of its employees, first secure that such employees sign an enforceable confidentiality undertaking on terms at least equivalent to the Licensee’s obligations hereunder.

10.6	Clauses 10.2 to 10.5 do not apply to Confidential Information which is at the date of this Agreement, or at any time after that date, becomes publicly known other than by the Receiving Party’s or a Recipient’s breach of this Agreement provided however that it shall be the responsibility of the Licensee to demonstrate to the reasonable satisfaction of the Licensor that such Confidential Information is publicly known before disclosing it other than in accordance with the provisions of this clause. Furthermore, but in the case of the Licensor only, clauses 10.2 to 10.5 do not apply to any Confidential Information relating to any Improvements. The public availability of a general description of any information contained within the Confidential Information does not release the Receiving Party from its obligation to maintain the confidentiality of more specific descriptions of such information which are provided by the Disclosing Party.

10.7	Should the Licensee be obliged by a competent regulatory authority to disclose any Confidential Information to that authority, the Licensee shall first notify the Licensor and allow the Licensor a reasonable period of time either to contest such disclosure or to provide such disclosure under suitable confidentiality restrictions, failing which the

Licensee shall be free to disclose the Confidential Information requested by that authority. In any event the Licensee shall advise that authority of the confidential nature of any Know-How and Confidential Information so disclosed.

11	TERM AND TERMINATION

11.1	This Agreement shall come into force on the date first set out above and, unless terminated at an earlier date pursuant to this clause 11, shall remain in full force and effect.

11.2	Either party (the “Initiating Party”) may terminate this Agreement with immediate effect by written notice to the other party (the “Breaching Party”) on or at any time after the occurrence of an event specified in clause 11.3 in relation to the Breaching Party.

11.3	The events are:

11.3.1	the Breaching Party being in material breach of any of its obligations under this Agreement and, if the breach is capable of remedy, failing to remedy the breach within thirty (30) days starting on the day after receipt of written notice from the Initiating Party giving full details of the breach and requiring the Breaching Party to remedy the breach and stating that a failure to remedy the breach may give rise to termination under this clause. For the purposes of this clause 11.3.1 a breach is capable of remedy if time is not of the essence in performance of the obligation and if the Breaching Party can comply with the obligation within the thirty (30) day period;

11.3.2	files in any court, pursuant to any statute of any government in any country, a petition in bankruptcy or insolvency or for reorganisation, or for an arrangement or for the appointment of a receiver or trustee of the party or of its assets; or proposes a written agreement of composition for extension of its debts; or is served with an involuntary petition against it, filed in any insolvency proceeding and such petition is not dismissed within sixty (60) days after filing thereof; or is subject to any dissolution or liquidation, or makes a general assignment for the benefit of its creditors; or is subject to any final order or debarment which can be expected to have a material adverse effect on the sale of the Product; and

11.3.3	the Licensee agrees that the Know How provided under this Agreement shall be security for any monetary amounts owed under this Agreement, and further agrees that the Licensor shall be entitled to file a notice of a security interest in the Know How for such amounts owed.

11.4	In the event of any Change of Control of Peptide Therapeutics Group plc or in the event that the Licensee ceases to be an Affiliate of Peptide Therapeutics Group plc, the Licensee shall forthwith notify the Licensor (such disclosure being kept confidential by the Licensor until it becomes a matter of public knowledge) and this Agreement and any sub-licences granted to Affiliates by the Licensee shall terminate immediately. In the event of a Change of Control of an Affiliate to whom the Licensee has granted a sub-licence under the terms of this Agreement, that sub-licence shall terminate immediately.

11.5	The Licensor may terminate this Agreement with immediate effect by notice in writing to the Licensee if the Licensee at any time challenges the enforcement of any of the provisions of this Agreement.

11.6	The Licensor may terminate this Agreement with immediate effect by notice in writing to the Licensee in the event that the Licensee has used the Know-How in connection with any product other than the Products, any cell line other than the Vero Cell Line, or is in breach of clause 2.2.

12	CONSEQUENCES OF TERMINATION

12.1	All rights and obligations of the parties shall cease to have effect immediately upon termination of this Agreement except that termination shall not affect:

12.1.1	the accrued rights and obligations of the parties at the date of termination; and

12.1.2	the continued existence and validity of the rights and obligations of the parties under those clauses which are expressed to survive termination and any provisions of this Agreement necessary for the interpretation or enforcement of this Agreement.

12.2	On termination of this Agreement howsoever occasioned:

12.2.1	(unless required to do otherwise by law or regulation) at the Licensor’s option the Licensee shall either forthwith return promptly to the Licensor or destroy all Know-How which is in documentary form, and all copies of such material, and any remaining portion of any Biologic Material provided by the Licensor. In the case of destruction the Licensee shall promptly provide to the Licensor a certificate in a form acceptable to the Licensor certifying that destruction has taken place;

12.2.2	the Licensor may at its discretion grant the Licensee sufficient time to complete any clinical trials being conducted at such time and/or to sell existing stocks of the Products which were manufactured using the Know-How including stocks on order and in transit at that time, which period shall not exceed three (3) months;

12.2.3	the Licensee shall immediately cease the manufacture of Products using the Know-How and the Cell Banks; and

12.2.4	if either party has a claim against the other there shall (in the absence of express written agreement between the parties in respect thereof) be no right of set-off against any monies due from the other party.

13	ADEQUACY OF DAMAGES

The Licensor shall be entitled, upon the breach or threatened breach by the Licensee of any provision of this Agreement, to obtain a temporary restraining order and a subsequent injunction prohibiting such breach or threatened breach (as the case may be) and the Licensee shall not resist any application by the Licensor for any such order or injunction. The Licensee acknowledges that monetary damages will not be an adequate remedy for the Licensor in respect of any such breach or threatened breach (as the case may be).

14	EXCLUSION OF CONSEQUENTIAL LOSS

Neither party is liable to the other, whether for negligence, breach of contract, misrepresentation or otherwise, for any indirect or consequential damage suffered by the other party including, without limitation, loss of profit, goodwill, business opportunity or anticipated saving.

15	ASSIGNMENT AND SUB-LICENSING

15.1	Neither party shall assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other party, provided however that the Licensor may assign any of its rights or obligations under this Agreement to an Affiliate or to a successor in interest without the consent of the Licensee.

15.2	The Licensee shall not other than as permitted under the terms of this Agreement grant or purport to grant any sub-licence or sub-contract of its rights or obligations under this Agreement.

16	GENERAL

16.1	This Agreement together with any documents referred to in this Agreement constitute the entire agreement, and supersede any previous agreements, between the parties relating to the subject matter of this Agreement.

16.2	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

16.3	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

16.4	Except where this Agreement provides otherwise the rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

16.5	The parties shall interpret each provision of this Agreement, wherever possible, so as to be valid and effective under applicable law. Notwithstanding, in the event that a provision (or part thereof) of this Agreement is, for any reason, held to be invalid, illegal or unenforceable in any respect, that provision (or part thereof) shall be ineffective to the extent of such invalidity, illegality or unenforceability (as the case may be), but without invalidating the remainder of that provision or any other provisions of this Agreement, unless such a construction would be unreasonable.

16.6	This Agreement shall not confer any rights or remedies upon any person or entity other than the Licensor and the Licensee, and their respective successors and permitted assigns.

17	NOTICES

17.1	A notice under or in connection with this Agreement (a “Notice”):

17.1.1	shall be in writing;

17.1.2	shall be in the English language; and

17.1.3	shall be delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or by fax to the party due to receive the Notice at its address set out in this Agreement or to another address or fax number specified by that party by not less than seven (7) days’ written notice to the other party received before the Notice was despatched.

17.2	Unless there is evidence that it was received earlier, a Notice is deemed given:

17.2.1	if delivered personally, when the person delivering the notice obtains the signature of a person at the address referred to in clause 17.1;

17.2.2	if sent by post, except air mail, two business days after posting it;

17.2.3	if sent by air mail, six business days after posting it; and

17.2.4	if sent by fax, when confirmation of its transmission has been recorded by the sender’s fax machine.

In this clause “business day” means a day other than a Saturday or Sunday or a public holiday in either the country where the Notice is posted or that to which it is sent.

18	GOVERNING LAW

This Agreement and all matters arising from or connected with it are governed by the State of Delaware, USA, law, without regard to its conflict of law rules.

19	JURISDICTION

19.1	The courts of the State of Delaware, USA, have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”).

19.2	The parties agree that the courts of the State of Delaware, USA, are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

EXECUTED by the parties

Signed by	)
a duly authorised	)
representative of	)
BAXTER AG:	)

Signature

Signed by	)
a duly authorised	)
representative of	)
ORAVAX INC.:	)

Signature